Exhibit 4(b)(xxiv)

Private & Confidential
Nathan Bostock

29 July 2024

Dear Nathan
Appointment as Non-Executive Director of Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc and Chair of Lloyds Bank Corporate Markets plc
Following our recent discussions, I am pleased to confirm that the board of Lloyds Banking Group plc (“LBG”) has agreed to your appointment as a non-executive director. I can confirm that the board of LBG has also agreed to your appointment as Chair of Lloyds Bank Corporate Markets plc (“LBCM”), subject to regulatory approval. The LBCM Board has also agreed to your appointment as Chair of the LBCM Board, subject to regulatory approval. Regulatory approval was received on 13 June 2024.
All directors of LBG also serve on the subsidiary HBOS plc board as well as the two principal subsidiary “Ring Fenced Bank” boards of Lloyds Bank plc and Bank of Scotland plc (together with the board of LBG, the “LBG Boards”). I am pleased to confirm your proposed appointment as a non-executive director has been agreed by the boards of HBOS plc, Lloyds Bank plc and Bank of Scotland plc (together with LBG, the “Companies” and each a “Company”). The LBG Boards will generally meet simultaneously, or on the same date if meeting separately.
Your appointment to the above boards is subject to the conditions set out in paragraph 2 below.
In this letter, the term “Group” shall have the meaning given to it in section 1261(1) of the Companies Act 2006 (the “Act”) and shall also be deemed to include affiliates of the Companies and LBCM and subsidiary undertakings in which LBCM or any Company has a minority shareholding.
This letter sets out the terms and conditions covering your appointment.
1Appointments
1.1Your appointment to the LBG Boards and LBCM Board is subject to the provisions of the Articles of Association of the relevant company, as amended from time to time (the “Articles”), the Act, general law and, where applicable, the Listing Rules, the Prospectus Rules and the Disclosure Guidance & Transparency Rules of the Financial Conduct Authority (the “FCA”).
1.2Your appointment to the LBG Boards is to take effect on 1 August 2024 and your appointment as Chair of the LBCM Board is to also take effect on 1 August 2024, regulatory approval having been received on 13 June 2024. You will be obliged to retire from the LBG Board at the Annual General Meeting of LBG (“AGM”) in 2025 but will be

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ
1

Exhibit 4(b)(xxiv)
eligible for election by shareholders at that meeting. Thereafter (and despite anything to the contrary in the Articles) in line with the recommendations of Provision 18 of the UK Corporate Governance Code, your appointments will be subject to annual re-election by shareholders to the LBG Board and you will therefore be required to retire at each AGM. Subject to satisfactory performance (see paragraph 16 below) and LBG Board approval, you will be invited to stand for re-election by shareholders at the AGM in each year of your appointment.
1.3Subject to the terms set out in this letter and to the relevant Articles, non-executive directors appointed to the LBG Boards and LBCM Board are appointed for an initial term of three years. The LBG Boards and LBCM Board may invite you to serve for an additional period.
2Conditions
2.1The commencement of this appointment and, thereafter, the continuation of your appointment to the LBG Boards and LBCM Board is subject to:
2.1.1the Companies and LBCM being satisfied that you are fit and proper to perform your functions and responsibilities as a non-executive director of the LBG Boards and Chair of the LBCM Board;
2.1.2the completion, to LBCM’s and the Companies’ satisfaction, of necessary background checks in accordance with any applicable regulatory requirements;
2.1.3receipt by the Companies and LBCM of satisfactory references, as determined in its absolute discretion, from your current and previous employers over the past six years and any organisations at which you serve or have served as a non-executive director, and such other references as may be required and/or in order to comply with regulatory requirements in force from time to time; and
2.1.4you having any and all regulatory approvals and competencies that may be required from time to time for the role you perform as a member of the LBG Boards and Chair of the LBCM Board.
2.2You must inform the LBG Boards and LBCM Board of any significant changes in your personal circumstances which may impact on your status (including but not limited to any matters relating to fitness and proprietary which may have an impact on this status or your ability to remain as a director).
2.3The continuation of your appointment to the LBG Boards and LBCM Board is further contingent upon:
2.3.1satisfactory performance in your role and contribution to the LBG Boards, LBCM Board and any committees on which you serve (see paragraph 3 below); and
2.3.2election and re-election to the LBG Board by shareholders at the AGM in the manner described in paragraph 1.2 above.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
3Board Committees
3.1In addition to your appointment as a non-executive director of the Companies and Chair of the LBCM Board, you will be required to serve on:
3.1.1the Audit Committee1 and the Board Risk Committee of the LBG Boards;
3.1.2the Audit, Board Risk and Remuneration Committees of the LBCM Board; and
3.1.3on the Nomination and Governance Committee of the LBCM Board as chair of that Committee.
3.2You may also be required to serve on other committees of the LBG Boards and LBCM Board, which may be subject to rotation and as agreed from time to time.
3.3Your appointment to these Committees entails separate responsibilities as detailed in the terms of reference of the Committees, which will be provided to you separately.
3.4You may also be required to serve on sub-committees of these Committees and ad hoc Committees of the LBG Boards and LBCM Board established from time to time that are for specific purposes.
4Role and Duties
4.1General Duties
4.1.1Your duties will be those normally required of a non-executive director. In particular, you should have regard to the:
(i)UK Corporate Governance Code and to the Guidance on Board Effectiveness, issued by the Financial Reporting Council in July 2018, of which an extract is included in Schedule 1 of this letter;
(ii)the Prudential Regulation Authority’s (”PRA”) Supervisory Statement 5/16 on Corporate governance: Board responsibilities in July 2018, of which an extract is included in Schedule 2 of this letter; and
(iii)the FCA’s Guidance on the role and responsibilities of non-executive directors of SMCR firms, of which an extract is included in Schedule 3 of this letter.
4.1.2All directors must take decisions objectively in the interests of each company and not do anything which is harmful to the relevant company or its business.
4.1.3Each board is collectively responsible for promoting the success of the relevant company by directing its affairs. All directors are required to (amongst other things):
(i)provide entrepreneurial leadership of each company within a framework of prudent and effective controls which enable risk to be assessed and managed;
(ii)set each company’s strategic aims, ensure that the necessary financial and human resources are in place for the relevant Company to meet its objectives, and review management performance; and
(iii)set each company’s values and standards and ensure that its obligations to shareholders and others are understood and met.
1 With effect from 1 October 2024.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
4.1.4In addition, as a member of the Ring-Fenced Bank Boards you will have responsibility with the other directors for ensuring effective governance of the Ring-Fenced Banks, including identifying and addressing any potential conflicts of interest with respect to each Ring-Fenced Banks and other group entities in a way that ensures that the integrity of each Ring-Fenced Bank is upheld.
4.1.5Your more specific responsibilities and accountabilities are reflected in the Group’s wider governance frameworks and will include, to the extent relevant, any responsibilities prescribed pursuant to UK or other applicable regulation and as notified to the FCA and/or the PRA, details of which are available from the Company Secretary upon request.
4.2Regulatory responsibilities
4.2.1You are responsible for your regulatory responsibilities as set out in your Statement of Responsibilities and the document prepared in respect of your role from time to time which sets out (amongst other things) your functions and responsibilities (your “Role Profile”). Without prejudice to any other duties or responsibilities, you must:
(i)ensure that your Statement of Responsibilities, Role Profile and the section of the Management Responsibilities Map for Lloyds Bank Corporate Markets plc which describes the functions for which you are responsible are accurate in all material respects and kept up to date;
(ii)discharge the Prescribed Responsibilities and any other responsibilities associated with your role and/or your Senior Management Function which are allocated to you from time to time;
(iii)ensure that at all relevant times you are familiar with any relevant management responsibilities as set out in your Statement of Responsibilities and Role Profile, as amended or updated from time to time, and understand your roles and responsibilities in relation to those of other senior managers;
(iv)comply with any relevant Regulatory Handbooks and with all rules, requirements, regulations and codes, as amended or replaced from time to time, imposed or recommended by any industry or regulatory body (including, but not limited to, any relevant listing authority, the PRA and the FCA) that apply to the appointment. Such rules will include the Senior Manager Conduct Rules and the Individual Conduct Rules; and
(v)familiarise yourself with the Lloyds Bank Corporate Markets plc policy in relation to the handover of your role and responsibilities (including your Prescribed Responsibilities) on termination of the appointment or in the event of a change to your role, your Prescribed Responsibilities or Senior Management Function(s) from time to time.
4.3Specific Duties of Chair of the LBCM Board
As Chair of the LBCM Board you will be responsible for leadership of the LBCM Board, including, but not limited to:
4.3.1running the LBCM Board and setting its agenda;
4.3.2ensuring that directors receive accurate, timely and clear information and that the LBCM Board as a whole are devoting time to the right matters;

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
4.3.3managing the LBCM Board and facilitating a culture of open debate, ensuring that sufficient time is allowed for discussion of complex or contentious issues;
4.3.4ensuring that the composition of the LBCM Board is appropriate for the efficient running of the business; and
4.3.5evaluating the overall effectiveness of the LBCM Board including the collective and individual performance of directors.
5Time Commitment
5.1As a non-executive director, you are required to devote such time as is necessary to effectively discharge your duties. Overall we anticipate a time commitment equivalent to approximately 65-75 days per annum after the induction phase, which comprises:

Base time commitment for LBG non-executive directors	approx. 25-28 days
Additional time for membership of Audit Committee[1]	approx. 5-6 days
Additional time for membership of Board Risk Committee	approx. 5-6 days
Additional time for Chair of LBCM Board (inclusive of LBCM committees)	approx. 30-35 days
5.2This will include attendance at (and preparation for) scheduled meetings of the LBG Boards, LBCM Board and relevant committees, preparation and attendance at the AGM and at strategy sessions (including two 2 to 3 day offsite meetings for the LBG Board). A schedule of Board and Committee meetings is provided in your appointment pack.
5.3The minimum time commitment outlined above is based on planned events. You will be expected to devote appropriate preparation time ahead of each meeting and such other time as is reasonably required to discharge your duties as a director of the LBG Boards and as Chair of the LBCM Board (for example if one of the companies is involved in increased activity because it is involved in a major transaction). From time to time, you may be required to attend meetings at short notice.
5.4As a director of LBG, the Ring-Fenced Banks and Chair of the LBCM Board, you may also be required to attend or represent the Group at meetings with regulators, the Government, investors or other third parties as appropriate.
5.5By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the LBG Boards and LBCM Board. Notwithstanding paragraph 9 below, the agreement of the Chair must be sought before accepting additional commitments, in order to discuss whether they might affect your ability to meet the time commitments necessary to discharge your duties.
5.6The rules of the PRA and FCA require that you do not hold more than one executive director position with two non-executive director positions, or more than four non-executive directorships at the same time (including director positions held outside of financial services, but excluding director positions for organisations which do not pursue predominantly commercial objectives). However, director positions held within the same group are treated as a single directorship.
6Fees
6.1In consideration for your appointments, you will be paid the following fees and sub-paragraphs 6.2 to 6.5 below shall apply to your fees except where otherwise provided in, or determined in accordance with, the Articles:

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)

Non-executive director base fee	£89,500
Chair of LBCM Board (inclusive of LBCM committee fees)	£191,170
Audit Committee[1]	£34,300
Board Risk Committee	£34,300
Total fees payable	£349,270
Service on any other LBG Board Committees would carry additional fees, details of which will be provided to you separately.
6.2Your fee(s) will accrue on a daily basis and be payable in twelve monthly instalments on the 20th of each month, which may be subject to change, by bank transfer to a Lloyds Banking Group bank (or Lloyds Banking Group brands) account held in your name, less any tax and national insurance contributions that must be deducted. Each such instalment will relate to the calendar month in which payment is made.
6.3Your fee(s) will be subject to an annual review in accordance with the Group’s policies.
6.4If for any reason related to your illness, disability or injury, you are unable to carry out your duties, payment of any fee(s) during any period of incapacity will be at the discretion of the LBG Boards and LBCM Board.
6.5Any specific and additional services rendered by you to the relevant companies will be remunerated on the basis to be agreed by the LBG Boards and LBCM Board at the time such services are commissioned.
7Reimbursement of Expenses
You will be entitled to claim for reimbursement of any reasonable expenses properly incurred in performing your duties, provided such expenses conform to the Non Executive Director Expenses Policy. Amounts reimbursed will be paid grossed-up for tax, where applicable, in accordance with the Group’s remuneration policy.
8Independent Status
8.1As an independent non-executive director it is important that you remain independent in character and judgement. The Boards of the Companies have determined you to be independent according to provision 10 of the UK Corporate Governance Code upon your appointment.
8.2You are required to inform the Company Secretary of any circumstances which are likely to affect, or could appear to affect, your judgement and therefore your status as an independent director.
9Outside Interests
9.1It is accepted and acknowledged that you have business interests other than those of the Group. It is a condition of your appointment commencing that you declare any such directorships, appointments and interests to the LBG Boards and LBCM Board in writing and obtain the LBG Boards’ and LBCM Board’s approval of them.
9.2If you wish to take on any additional directorships, appointments or interests, the LBG Boards’ and LBCM Board’s consent must be obtained in advance. Regardless of any approval given in relation to such directorships, appointments or interests, it is your responsibility to ensure that you can meet the time commitment required by the role.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
9.3If at any time you become aware of any matter which might give rise to a conflict of interest with the companies of which you are a director you must first discuss the matter with the LBG Boards and LBCM Board as applicable and, if necessary, obtain their consent (including, where applicable, by resolution of the directors to authorise such interest). Before doing so, it may be practicable to discuss the matter directly with the Group Chair.
10Code of conduct and compliance
10.1From the date of this letter and during the appointment, you will comply with applicable prevailing laws, regulations, codes and sanctions, as well as any dealing or other code that the companies may establish and such other policies, codes and requirements as issued from time to time.
10.2Additionally, the rules of the PRA and the FCA set out certain minimum requirements to which the Companies must contractually require you to adhere.
Conduct Rules
10.3These are that you must:
10.3.1act with integrity;
10.3.2act with due skill, care and diligence;
10.3.3be open and co-operative with the FCA, the PRA and other regulators;
10.3.4pay due regard to the interests of customers and treat them fairly;
10.3.5observe proper standards of market conduct;
10.3.6 act to deliver good outcomes for retail customers.
Senior Manager Conduct Rules
10.4These are that you must:
10.4.1take reasonable steps to ensure that the business of the firm for which you are responsible is controlled effectively;
10.4.2take reasonable steps to ensure that the business of the firm for which you are responsible complies with the relevant requirements and standards of the regulatory systems;
10.4.3take reasonable steps to ensure that any delegation of your responsibilities is to an appropriate person and that you oversee the discharge of the delegated responsibility effectively; and
10.4.4disclose openly and appropriately any information to the FCA or PRA of which they would reasonably expect notice.
11Status of Appointment
You will not be an employee of any of the companies of which you are a director nor any member of the Group and this letter shall not constitute a contract of employment. This letter sets out the only payments you will receive for performing your duties. Accordingly, no other remuneration or benefits will be provided and, in particular, you will not participate in any of the Group’s remuneration or benefit programmes, arrangements, schemes or plans. For the avoidance of doubt, if there is any conflict between this letter and the terms

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
of any Group policy, staff handbook or staff manual issued to you, the terms of this letter will prevail.
12Confidentiality
12.1Without prejudice to the terms of the confidentiality agreement dated 28 January 2024, you may have access to and have knowledge of the Group’s trade secrets and confidential information. You acknowledge that the disclosure of any trade secrets and confidential information to actual or potential competitors of the Group may place the Group at a serious competitive disadvantage and may do serious financial damage, financial and/or otherwise to its or their business and business development and may cause immeasurable harm. As such, you will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, knowhow, business information or other private or confidential information relating to the business, finances or affairs of any member of the Group, or any customer of the Group, or any other information provided to you on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information. This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointments end you will return all documents and information (whether written, visual or electronic) under your possession or control which belong to any member of the Group.
12.2Your attention is also drawn to the requirements under legislation and regulation relating to the disclosure of price sensitive information. You must avoid making any statements or engaging in any dealings that might contravene these requirements. The Company Secretary can provide further information and advice on these matters upon request. The Group’s policy is that all external communication regarding the Group’s affairs is restricted to the Group Chair, Group Chief Executive and Chief Corporate Affairs Officer only.
13Return of Property
13.1Upon the termination of your appointment, you will as soon as practical return to LBG, at such place as LBG may reasonably specify:
13.1.1all documents and information (in whatever form, whether written, visual, or electronic), including any copies, under your possession or control which belong to, or contain any confidential information relating to, any member of the Group; and
13.1.2all other property provided to you in connection with your appointment, in good condition (allowing for fair wear and tear).
14Intellectual Property
14.1From the date of this letter, you agree that any intellectual property rights which may exist or arise in any work product which you create or contribute to in your provision of services to the Companies and/or LBCM over the course of your appointment shall subsist in the relevant Company and/or LBCM (as the case may be).
15Induction and Training
15.1Following your appointment, we will provide a comprehensive, formal and tailored induction. We will also arrange for you to meet senior management and the auditors of the Companies and LBCM should you wish to do so. We will also offer to major shareholders

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
the opportunity to meet you should you wish to do so. You are also entitled to request any additional information or briefings to assist you in the execution of your duties.
15.2The Group Chair will also meet with you regularly to discuss and agree your training and development needs.
16Evaluation and Review of your Performance
The performance of individual directors and of the LBG Boards and their Committees are evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Group Chair as soon as is appropriate. The LBCM Board and its Committees also undertake periodic effectiveness reviews.
17Termination
17.1Once appointed, you will cease to hold the office of director of all Group companies if:
17.1.1you resign from your appointment or choose not to stand for re-election to the LBG Board at an AGM;
17.1.2your appointment is terminated or LBG chooses not to propose you for re-election at an AGM;
17.1.3shareholders fail to elect or re-elect you as a director of LBG at an AGM;
17.1.4you fail to meet, on an ongoing basis, the standards expected of a person performing your role;
17.1.5you are no longer regarded by the LBG Boards and/or LBCM Board as fit and proper to perform any responsibilities or functions assigned to you from time to time as determined by the relevant Group companies in their absolute discretion;
17.1.6you cease to hold any necessary regulatory approval which any relevant Group company to which you are appointed reasonably believes is necessary in order for you to perform your functions and responsibilities as set out in your Role Profile as amended from time to time;
17.1.7you fail to discharge any responsibilities or functions assigned to you (including, but not limited to, any Prescribed Responsibilities or other responsibilities associated with your Senior Manager Function) pursuant to your Statement of Responsibilities and/or your Role Profile, as amended and updated from time to time;
17.1.8you commit a serious breach of the relevant laws, or breach of the rules, requirements, regulations or codes (as amended from time to time) of any relevant listing authority, the FCA, the PRA or any regulatory authorities relevant to any Group company to which you are appointed, or any rules, requirements, regulations, or codes relevant to any such company or any policy issued by any such company (as amended from time to time), or
17.1.9the Articles or any applicable law or regulation prevents you from continuing as a director of the any of the Group companies to which you are appointed.
17.2In the case of paragraphs 17.1.1 and 17.1.2 above, you will not be entitled to notice or compensation for loss of office. However, we will endeavour to give you reasonable notice where appropriate. You are requested to give reasonable notice of your resignation and make the Group Chair aware of any intention not to seek re-election so that the LBG

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
Boards and LBCM Board can plan for orderly succession. In the case of paragraphs 17.1.3 to 17.1.9 above, your appointment will terminate with immediate effect and without compensation.
17.3Your appointment may also be terminated in accordance with the provisions of the Articles.
18Ongoing Assistance / Handover
18.1Upon:
18.1.1termination of the appointment (for whatever reason and whether or not the appointment is terminated lawfully or in breach of its terms);
18.1.2you ceasing to perform a Senior Management Function or any Prescribed Responsibility or other responsibility associated with your role; or
18.1.3the request of any Group company to which you are appointed, you must prepare a handover certificate or otherwise take such steps as such company or any relevant Group company reasonably requires to comply with any policy such company or any relevant Group company maintains from time to time in order to comply with its obligations under the rules of the FCA in SYSC or any similar rules that may apply from time to time. In order to satisfy this obligation, you must ensure that any person who assumes any Senior Management Function, Prescribed Responsibility or other responsibility as associated with the role previously held by you is promptly provided with all information and materials that the person may reasonably expect in order to perform such functions and/or discharge such responsibilities, as the case may be. This obligation will continue to apply without limit in time to the extent it was not complied with adequately at the time it arose or when such Group company or any relevant Group company made the request of you (as the case may be).
19Directors’ Liability Indemnity and Insurance
19.1To the extent permitted by law and in accordance with the relevant Articles, you are entitled to be indemnified by the Companies and LBCM against all costs and liabilities incurred in the execution of your duties. A deed of indemnity is included in your appointment pack for your signature and return.
19.2The Group also has directors’ and officers’ liability insurance cover maintained from time to time (however, nothing in this letter shall oblige the Group to maintain any such cover on its current terms or at all). A copy of the current policy document can be provided by the Company Secretary upon request.
20Independent Professional Advice
Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the expense of the Companies and LBCM (as applicable). A copy of the Group’s agreed procedure under which directors may obtain such independent advice is available upon request. The Companies and LBCM (as applicable) will reimburse the full cost of such expenditure that is reasonably and properly incurred in accordance with the Group’s policies.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
21Disclosure and Dealings in Shares
21.1Under the Act, where a director of a company is in any way, directly or indirectly, interested in a proposed transaction or arrangement with any of the Group companies to which you are appointed or one that has been entered into by any such company, he/she must declare the nature and extent of that interest. You may give any such notice at a meeting of the directors, in writing or by general notice.
21.2During the continuance of your appointment you will be expected to comply (and to procure that your spouse, dependent children and other connected persons comply) where relevant with any rule of law or regulation of any competent authority or of any Group company from time to time in force in relation to dealings in shares, debentures and other securities of any Group company to which you are appointed and unpublished price sensitive information affecting the shares, debentures and other securities of such company. A copy of the LBG Dealing Policy and the LBCM Dealing Policy will be provided in your appointment pack.
22Companies House formalities
AP01 Forms, prescribed by the Act, must be filed at Companies House. Thank you for providing the relevant personal details to the Company Secretary so that the Company Secretary can make the filings.
23Shareholdings
All directors are expected to hold shares in LBG. If you would like to receive whole or part of your monthly fee in shares, we would be happy to make the necessary arrangements for you.
24Governing Law
This letter and any non-contractual obligations arising out of or in connection with it is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the Courts of England and Wales as regards any claim or matter arising under this letter.
Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.
Please do not hesitate to contact me for any assistance in any matters during the term of your appointment. I look forward to welcoming you to the Group.
Yours sincerely
/s/ Robin Budenberg
___________________________
Group Chair
For and on behalf of Lloyds Banking Group plc, HBOS plc, Lloyds Bank plc and Bank of Scotland plc and Lloyds Bank Corporate Markets plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
I hereby acknowledge receipt of and accept the terms set out in this letter and accept the proposed terms of appointment.

Signed …/s/ Nathan Bostock………

Dated ……29 July 2024………………..

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
Schedule 1
Guidance for Non-Executive Directors
(extracted from the July 2018 FRC Guidance on Board Effectiveness, paras 75-78)
Non-executive directors should, on appointment, devote time to a comprehensive, formal and tailored induction that should extend beyond the boardroom. Initiatives such as partnering a non-executive director with an executive board member may speed up the process of them acquiring an understanding of the main areas of business activity, especially areas involving significant risk. They should expect to visit operations and talk with managers and non-managerial members of the workforce. A non-executive director should use these conversations to better understand the culture of the organisation and the way things are done in practice, and to gain insight into the experience and concerns of the workforce.
It is vital that non-executive directors have sufficient time available to discharge their responsibilities effectively. The time commitment to engage with shareholders and other key stakeholders and get to know the business can be considerable. It is advisable for non-executive directors to assess the demands of their portfolios and other commitments carefully before accepting new appointments. They should devote time to developing and refreshing their knowledge and skills to ensure that they continue to make a positive contribution to the board and generate the respect of the other directors.
Non-executive directors need to insist on receiving high-quality information sufficiently in advance so that there can be thorough consideration of the issues prior to, and informed debate and challenge at, board meetings. They should seek clarification or amplification from management where they consider the information provided is inadequate or lacks clarity.
It is important that non-executive directors do not operate exclusively within the confines of the boardroom, but have a good understanding of the business and its relationships with significant stakeholders. Accordingly, it is advisable for them to take opportunities to meet shareholders, key customers and members of the workforce from all levels of the organisation.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
Schedule 2
Non-Executive Directors: guidance on their role, knowledge and experience (extracted from PRA Supervisory Statement 5/16, dated July 2018, paragraphs 6 and 7)
Unitary boards comprise a combination of executive and non-executive directors. Executive directors have specific management responsibilities for which they are accountable to the board. It is their responsibility to manage the firm’s business on behalf of the board and exercise judgement in the running of the business on a day-to-day basis. They should exercise that judgement within the strategy, risk appetite and other assessment and control frameworks set and overseen by their board. Non-executive directors’ responsibilities require them to both support and oversee executive management. As board members, they all share in the wider board duty to promote the success of the company and to ensure that the regulated firm for which they are responsible continues to meet the Threshold Conditions.
In discharging their responsibilities boards should act in a cooperative and collegiate manner whereby the non-executives support and encourage executive management and vice versa. But this should not inhibit the non-executive directors from challenging executive management and holding them to account effectively. The PRA expects the chair to play a pivotal role in facilitating this culture.
Executive management manage the firm’s business on behalf of the board. Boards therefore delegate a wide range of duties and responsibilities to the chief executive or to executive management. The PRA expects boards to be precise over what they delegate to the executive management and the limitations and accountabilities associated with each of the matters that are delegated. In doing so the PRA expects boards to articulate clearly and unambiguously the matters reserved to the board and the manner in which executive management must report and escalate matters to them, including the exercise of judgement in escalating matters of particular significance even if within the delegated mandate.
Accordingly the board and particularly the non-executive directors on the board should hold management to account against the matters delegated and be able to challenge the executive effectively and promptly.
Between them the non-executive directors need to have sufficient current and relevant knowledge and experience, including sector experience, to understand the key activities and risks involved in the business model and to provide effective challenge across the major business lines of the firm. The PRA expects to see evidence of effective challenge, particularly in relation to key strategic decisions. It is the role of the chair to ensure that all views are heard and that the executives are not able to control the board discussion. However, board responsibility is collective and an effective board is not simply a collection of specialists. So just as the board should not delegate responsibility for major decisions to particular directors, the non-executives should not simply

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
delegate responsibility for challenging the executives on particular issues to individuals among them who are considered specialist in the area.
Even a broadly constituted and well-experienced board cannot necessarily be expected to have expertise in every aspect of a broad and complex financial business. The point is to have the diversity of experience and capacity to provide effective challenge across the full range of the firm’s business and the opportunity to explore key business issues rigorously. Sometimes that may require the board to understand and reach decisions on complex technical, legal, regulatory or other issues. It is the responsibility of the executives to explain such issues in clear and transparent terms that enable the board to exercise their collective judgement and, where necessary, non-executive directors should be able to call on appropriate professional advice, although the directors will always remain ultimately and collectively accountable for all the board’s decisions.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)
Schedule 3
Guidance on the role and responsibilities of
non-executive directors of SMCR firms
(extracted from COCON 1 Annex 1 as at the date of this letter)

COCON 1	Introduction
COCON 1.1	This annex applies to non-executive directors (NEDs) of an SMCR firm
COCON 1.2	This annex covers the role of a NED in performing the roles in (1) to (4), below:
	(1)	the role of chair of the board of directors;
	(2)	the role of chair of the nomination committee;
	(3)	the role of chair of any other committee (irrespective of whether performing that role is itself a designated senior management function);
	(4)	the general NED role.
COCON 1.3	The FCA's view of the role of a NED is consistent with the duties of directors included in UK company law and the description of the role of a NED in the UK Corporate Governance Code.
COCON 2	The general role of a NED
COCON 2.1	The role of a NED performing the general NED role is to:
	(1)	provide effective oversight and challenge; and
	(2)	help develop proposals on strategy.
COCON 2.2	To deliver this, their responsibilities include:
	(1)	attending and contributing to board and committee meetings and discussions;
	(2)	taking part in collective board and committee decisions, including voting and providing input and challenge; and
	(3)	ensuring they are sufficiently and appropriately informed of the relevant matters prior to taking part in board or committee discussions and decisions.
COCON 2.3	Other key roles of a NED include:
	(1)	scrutinising the performance of management in meeting agreed goals and objectives;
	(2)	monitoring the reporting of performance;
	(3)	satisfying themselves on the integrity of financial information;
	(4)	satisfying themselves that financial controls and systems of risk management are robust and defensible;
	(5)	scrutinising the design and implementation of the remuneration policy;

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)

	(6)	providing objective views on resources, appointments and standards of conduct; and
	(7)	being involved in succession planning.
COCON 3	Role of a NED as chair of the board or a committee
COCON 3.1	Subject to any specific governance arrangements, rules or requirements applicable to the board or particular committees, a NED’s responsibility as chair of the board or a committee includes:
	(1)	ensuring that the board or committee meets with sufficient frequency;
	(2)	fostering an open, inclusive discussion which challenges executives, where appropriate;
	(3)	ensuring that the board or committee devotes sufficient time and attention to the matters within its remit;
	(4)	helping to ensure that the board or committee and its members have the information necessary to its and their tasks;
	(5)	reporting to the main board on the committee’s activities;
	(6)	facilitating the running of the board or committee to assist it in providing independent oversight of executive decisions; and
	(7)	in relation to the nomination committee, safeguarding the independence and overseeing the performance of the nomination committee.
COCON 3.2	The chair of the nomination committee should take reasonable steps to ensure that the nomination committee complies with:
	(1)	the requirements in SYSC 4.3A about the nomination committee (if that part of SYSC applies to the firm); and
	(2)	any specific and relevant requirements relating to the committee or to the matters within the committee’s responsibilities.
COCON 3.3	Paragraph 3.2 of this annex is still relevant to a firm:
	3(1)	that is not required by the FCA Handbook to have a nomination committee; or
	3(2)	for which being the chair of such a committee is not a controlled function;
if it has such a committee.
COCON 4	General approach to the role of a NED
COCON 4.1	The FCA recognises that NEDs individually do not manage a firm's business in the same way as executive directors. Therefore, the responsibilities for which NEDs are accountable are likely to be more limited.
COCON 4.2	A NED is neither required nor expected to assume executive responsibilities.
COCON 4.3
Although NEDs who are subject to the senior management regime for SMF managers have individual duties under that regime, the FCA views the regime and its application as consistent with the principle of collective decision-making.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ

Exhibit 4(b)(xxiv)

COCON 4.4	The standard of care, skill and diligence that the FCA would expect from a NED is the care, skill and diligence that would be exercised by a reasonably diligent person with:
(1)
the general knowledge, skill and experience that may reasonably be expected of a person carrying out the functions carried out by the NED in relation to the firm, taking into account the standards in the Handbook (especially COCON and DEPP); and

	(2)	the general knowledge, skill and experience that the NED has.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ